Austrian

RECEIVED
2004 AUG 17 A 8:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance-
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04036239

SUPPL

August 5, 2004

Ref.: **Rule 12g3-2(b) File No. 82-4970**

The enclosed Ad-hoc Press Release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Austrian Airlines AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

PROCESSED
AUG 17 2004
THOMSON FINANCIAL

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

AUSTRIAN AIRLINES
Österreichische Luftverkehrs AG

Dr. Karl Knezourek
Investor Relations

Encl.

T:\efp_kk\compliance\sec-musterbrief.doc

Austrian Airlines
Österreichische
Luftverkehrs AG
Member of IATA

Head Office
Fontanastrasse 1
A-1107 Vienna
Phone +43 (0)5 1766-0
Fax (+43 1) 688 55 05
www.aua.com

Passenger services office
Kärntner Ring 18
A-1010 Vienna
Phone +43 (0)5 1766-7630
Reservation
Phone +43 (0)5 1789

Airport Base
A-1300 Vienna-Airport
Phone (+43 1) 7007-0

Disclosure under § 14 HGB:
Stock Company, Vienna
Commercial Court Vienna
FN 111000k
DVR: 0091740

Austrian

August 5, 2004

Ad-hoc Release

CONTINUED CLIMB BASED ON EXPANSION OFFENSIVE

Expansion and Marketing Offensives Produce 15 % Traffic Growth

EBIT Improved/Costs Reduced Further/Revenue Trend on Schedule

Result of the Austrian Airlines Group for First Half-Year of 2004

A courageous strategy of expanding services into Central and Eastern Europe (Focus East) and long-haul routes to Asia, combined with a range of efficient marketing offensives, produced a 15 % increase in passenger volume in the first half-year of 2004 and a rise in the passenger load factor on scheduled services to 71.2 %. Austrian made further cost reductions by cutting its unit costs once again, significantly increasing its result compared to the same period in 2003 and compensating in part for the reduction in yields on European medium-haul traffic.

Compared to last year, the adjusted EBIT was improved significantly, rising from EUR -52.5m to EUR -8.5m. The EBIT improved by EUR 4.4m to EUR -18.9m. Profit before tax was EUR -27.5m, after EUR -28.6m in the comparable period in 2003 (adjusted: EUR -18.3m, compared to EUR -60.0m the previous year).

Vagn Soerensen, Chief Executive Officer of the Austrian Airlines Group, made the following comment in his summary of the half-year report: "The beginning of our specialisation and expansion offensive has been a success, introducing 112 additional flights to Central and Eastern Europe every week (bringing the total to 471 weekly flights to the region) and inaugurating services to Shanghai and Singapore. In addition to this, we have not only begun to compensate for reduced yields by means of increased load factors and further cost reductions, but also succeeded in expanding our market share - both in the traditional network segment and in the low cost segment ('Redticket - return flight included').

Now, in a second stage, we will be working to establish ourselves more strongly in Central and Eastern Europe - through programme expansions and deeper cooperation agreements - in an attempt to build upon our market leadership in the region. Both our offensive drive and our motivation to transform Vienna into one of the most important European hubs - making best possible use of our geopolitical advantages - are now becoming irresistible. While the restructuring and the necessary market specialisation of the Austrian Airlines Group are not yet complete, we are well on our way!"

Improvement in result / significant increase in 2nd quarter

Compared to the figure for the comparable period the previous year, the result for the first half-year improved markedly. The EBIT rose by EUR 4.4m to EUR -18.9m, while the adjusted EBIT improved more strongly still, rising from EUR -52.5m to EUR -8.5m (EUR +44.0m). Profit before tax reached

EUR -27.5m, following a figure of EUR -28.6m the previous year (adjusted: EUR -18.3m, compared to EUR -60.0m last year).

In the 2nd quarter the EBIT reached EUR 21.9m (EUR -40.8m in the 1st quarter) and was thereby increased significantly. The adjusted EBIT for the period from April to June 2004 reached EUR 19.3m (EUR -27.8m in the 1st quarter). Profit before tax was improved in the 2nd quarter to EUR 20.1m, compared to EUR -47.6m in the 1st quarter.

Increase in revenue

Stronger levels of demand meant that flight revenue in the first half-year rose by 12.0 %, from EUR 877.1m to EUR 982.4m. Other revenue fell due to losses incurred due to the reporting date valuation of liabilities held in foreign currency. The operating revenue of the Austrian Airlines Group rose by 0.2 % or EUR 2.0m to reach EUR 1,068.7m.

Expenses at same level as previous year

Operating expenses in the reporting period reached EUR 1,087.6m, which translates into a reduction of 0.2 % or EUR 2.4m. This reduction has been achieved despite a disproportionate increase in fuel costs (EUR +19.0m or +17.5 %) compared to the rise in ASKs (+15.2 %). When adjusted to account for reversals of impairment losses according to IAS 36 (Impairment) amounting to EUR 18.2m, operating expenditure rose by just 8.3 % in the first six months of the year, despite the fact that available seat kilometers increased by 15.2 %. As a result, unit costs fell by 6.4 % compared to the previous year (full year 2003: -5.1 %, full year 2002: -4.3 %).

Other disposal costs of aircraft resulted from expenditure on technical modifications necessary for the orderly disposal of aircraft in accordance with agreed contractual conditions.

Cash flows from operating activities stable

Cash flows from operating activities were stable in the reporting period and reached EUR 146.1m after EUR 149.0m last year. Cash and cash equivalents fell due to a transfer of securities from current assets into non-current assets.

Commenting upon the half-year report, Chief Financial Officer Thomas Kleibl noted that, "We've succeeded in bringing down our unit costs by a further 6.4 % compared to last year, as a result of which we have once again been able to improve our competitive position. We continued to modernise our fleet structure with the planned sale of our Boeing 737 Classic aircraft by mid-2005. These will be gradually be replaced by the New Generation Boeing 737-800. With a view to our target for the year of an adjusted EBIT (before exceptionals such as exchange rate profits, unplanned depreciations, etc.) of EUR 50m, our result trend is on schedule."

Rule 12g3-2(b) File No. 82-4970

Indicators for 1st half-year of 2004/2003 – a comparison

Result indicators		1-6 / 2004	1-6 / 2003	+/- %
Revenue	EURm	1,047.8	941.3	11.3
EBITDAR adjusted [1]	EURm	128.8	85.1	51.4
EBITDAR	EURm	105.9	183.4	-42.3
EBIT adjusted [2]	EURm	-8.5	-52.5	83.8
EBIT	EURm	-18.9	-23.3	18.9
Profit before tax adjusted [2]	EURm	-18.3	-60.0	69.5
Profit before tax	EURm	-27.5	-28.6	3.8
Cash flow from operating activities	EURm	146.1	149.0	-1.9
Passengers carried		4,417,130	3,846,193	14.8
Passenger load factor (scheduled services)	%	71.2	65.9	5.3P.

1 Adjusted for profits from the disposal of assets and for exchange rate valuations at the reporting date.

2 Adjusted for profits from the disposal of assets, other disposal costs of aircraft, exchange rate valuations at the reporting date and revaluations of aircraft.

15 % growth in scheduled and charter traffic

Capacity on **scheduled services** increased strongly in the first half-year of 2004 compared to the weak comparison period the previous year. Available seat kilometers rose by 18.5 %. Revenue passenger kilometers – used as a measure of demand – increased at the disproportionate rate of 28.0 %. As a result of this trend, the passenger load factor increased by 5.3 percentage points to 71.2 %. The number of passengers carried increased by 15.4 % to 3,753,751. Total revenue in the scheduled segment reached EUR 875.1m, following EUR 768.9m the previous year (+13.8 %). The unadjusted EBIT rose from EUR –20.1m to EUR -10.2m.

In the **charter services segment**, the company expanded levels of production slightly, with available seat kilometers rising by just 1.1 %. Revenue passenger kilometers increased at an above-average rate, by 2.6 %. Total revenue in the charter segment was EUR 107.3m, compared to EUR 108.2m the previous year. The unadjusted EBIT fell to EUR -10.9m from EUR –4.4m for the comparable period in 2003.

The **complementary services segment** (which includes catering, third party handling and aircraft leasing) recorded revenues of EUR 65.4m (+1.9 %) in the first half-year. The unadjusted EBIT reached EUR 2.2m, following EUR 1.2m for the same period the previous year.

In his interim summary, Chief Commercial Officer Dr. Josef E. Burger made the following comment: "Our programme of specialisation in services to Central and Eastern Europe – Focus East – is becoming more successful all the time. Approximately one-third of all our worldwide destinations are now in this region, while around 20 % of our scheduled passengers use us to fly to Central and Eastern Europe. Our expansion of long-haul routes to Asia is proving equally effective. Due to increases in our market share, we are now the fourth-largest airline operating between Europe and Asia measured in terms of passenger volume. Our Austrian best price offers, 'Redticket – return flight included', are competing successfully in the market for low cost fares, all the more so because customers are increasingly learning to appreciate the certainty of a guaranteed outward and return flight, as opposed to seemingly attractive offers on one-way flights."

Taken by **geographical segment**, scheduled services demonstrated a significant revival in demand due to a series of efficient marketing offensives. In the medium haul segment, the Group reported a series of clear increases, primarily on routes into Central and South-Eastern Europe, Southern and Western Europe, Scandinavia, Switzerland and the Middle East. When adjusted to take structural route shifts into account, Germany also reported growth in passenger volume. On long haul routes to North America, the Far East and Australia, there was also clear growth compared to the previous year. The charter segment improved more strongly in the first half-year of 2004 than in the previous year. The expansion in medium haul business was particularly successful on routes to Portugal, Ireland and Egypt. On long haul routes, in addition to the resumption of scheduled flights to Shanghai and Singapore, holiday flight traffic to Colombo and Male expanded especially sharply.

Strong increase in air cargo transportation

Working on the basis of groundbreaking product innovations and dedicated sales activities, the Austrian Airlines Group was able to increase its air cargo business by 14.5 % in the first six months of 2004. Compared to approximately 60,000 tons of air cargo carried in the first half-year of 2003, the company transported around 69,000 tons of cargo in the comparison period this year.

Strategic fleet adjustment and punctuality offensive continued

Investments in tangible and intangible assets in the first half-year of 2004 rose to EUR 116.6m from EUR 55.9m last year. In the first half-year, two modern Airbus A319, one Canadair RJ aircraft and five Fokker 100 were newly incorporated into the fleet. This means that, by 30 June, almost two-thirds of total planned tangible investments for 2004 had already been made. The third Airbus A319 was integrated into the fleet in July.

The company took a number of important steps in the report period designed to achieve strategic fleet and business segment adjustment. To ensure that it is ideally positioned to benefit from further growth in future, the Austrian Airlines Group has decided to purchase nine reasonably priced medium haul Fokker 100 jets, as well as taking out six further options on the same type of aircraft.

At the same time, four MD-87 aircraft are to be retired from service by the end of the year. The Austrian Airlines Group has already taken on five Fokker 100 aircraft; following a complete overhaul by the Austrian Technology Division, the first of these entered regular scheduled service with regional flight specialist Austrian arrows at the end of July. The remaining four aircraft will be delivered between September and December 2004. Furthermore, an additional Boeing 737-800 has been ordered for Lauda Air, with delivery due in July 2005. Two Boeing 737-400 have been sold and will be removed from service with the company, together with a Boeing 737-300, by the end of 2005. As the Group continued to pursue its policy of reducing unnecessary capacity and cutting down on idle costs, one Boeing 737, three Boeing 767, one Dash-8 (with purchase agreement) and three Embraer 145 aircraft were leased out as at 30 June.

Dr. Walter Bock, Chief Operations Officer at the Austrian Airlines Group, made the following comment on the company's current punctuality offensive: "Our Group-wide programme of initiatives designed to improve the reliability and punctuality of our flights – the Climb 99+ project – is now running at full speed. By this autumn – before the onset of the winter season with its more unpredictable weather conditions – we will have optimised our processes to such an extent that we can guarantee smooth, punctual flight operations throughout our route network."

Karl Knezourek, Investor Relations, Austrian Airlines, Tel.: +43 (0) 5 1766 - 3328, Fax: +43 (0) 5 1766 5 3328, e-mail: Karl.Knezourek@aua.com

Rückfragehinweis / For further information: Unternehmens- & Marktkommunikation / Corporate- & Market Communications - A U S T R I A N A I R L I N E S G R O U P: Johannes DAVORAS / Johann JURCEKA / Livia DANDREA-BÖHM / Tel: +43 (0) 51766 1231 / Fax: +43 (0) 1 688 65 26, mailto:johannes.davoras@aua.com / mailto:johann.jurceka@aua.com, mailto:livia.dandrea-boehm@aua.com, www.aua.com / www.austrianairlines.com

Eigentümer, Herausgeber, Vervielfältiger / Publisher: Austrian Airlines, Österreichische Luftverkehrs AG, Bereich Unternehmens- und Marktkommunikation / Corporate- & Market Communications Division of the Austrian Airlines Group, A-1107 Vienna, Fontanastrasse 1, P.O.Box 50, Tel: +43 (0) 51766, mailto:public.relations@aua.com

ad-04-13e (ErgQ2-2004).doc

Rule 12g3-2(b) File No. 82-4970

Austrian

Letter to Shareholders

January – June 2004

The Austrian Airlines Group at a glance

		1–6 / 2004	1–6 / 2003	+/– %
Revenue	EURm	1,047.8	941.3	11.3
EBITDAR adjusted [1]	EURm	128.8	85.1	51.4
EBITDAR	EURm	105.9	183.4	–42.3
EBIT adjusted [2]	EURm	–8.5	–52.5	83.8
EBIT	EURm	–18.9	–23.3	18.9
Profit before tax adjusted [2]	EURm	–18.3	–60.0	69.5
Profit before tax	EURm	–27.5	–28.6	3.8
Cash flows from operating activities	EURm	146.1	149.0	–1.9
Passengers carried		4,417,130	3,846,193	14.8
Passenger load factor (scheduled services)	%	71.2	65.9	5.3P.

1 Adjusted for profits from the disposal of assets and for exchange rate valuations at the reporting date.
2 Adjusted for profits from the disposal of assets, other disposal costs of aircraft, exchange rate valuations at the reporting date and revaluations of aircraft.

Austrian

Highlights

- Strong recovery in demand: passenger volume up by 14.8 %
- Passenger load factor (scheduled services) rises by 5.3 percentage points to 71.2 %
- EBIT increases from EUR –23.3m to EUR –18.9m
- EBIT adjusted: up from EUR –52.5m to EUR –8.5m
- Profit before tax rises from EUR –28.6m to EUR –27.5m
- Profit before tax adjusted: up from EUR –60.0m to EUR –18.3m
- Unit costs down by 6.4 % on previous year
- Further strategic fleet adjustment: order placed for nine Fokker 100 and one Boeing 737-800, gradual retirement of remaining MD-80 aircraft and entire Boeing 737-300 and 737-400 fleet
- „Focus East": massive offensive in Central and Eastern Europe
- Drastically increased and persistently high oil price necessitates introduction of a fuel surcharge

Contacts

Investor Relations
Karl H. Knezourek
Tel.: +43 (0)5 1766 – 3642
Fax: +43 (0)5 1766 – 3333
E-Mail: investor.relations@aua.com
Internet: www.austrianairlines.co.at

Austrian Airlines Head Office
1107 Vienna, Fontanastrasse 1
Tel.: +43 (0)5 1766 – 0
Fax: +43 (0)1 688 55 05
Internet: www.aua.com

Communications
Johannes Davoras
Tel.: +43 (0)5 1766 – 1230
Fax: +43 (0)1 688 65 26
E-Mail: public.relations@aua.com

Austrian

A Word from the Board of Management

Dear shareholders,

The upturn in international air traffic, which began to gather momentum in the final months of last year, continued strongly in the first half-year of 2004. Passenger volume improved considerably, and the average load factor rose markedly. Following the total relaunch of the product concept and the new brand presence in the autumn of last year, the Austrian Airlines Group is benefiting from this positive market trend at an above-average rate and gaining market share.

The beginning of this year's summer flight schedule saw the launch of the broadest offensive that the Group has ever conducted in a single geographical region. We are increasing our frequencies to Central and Eastern Europe by no fewer than 102 flights per week; when our 30 additional frequencies to Western Europe and the increase in our long haul programme by a further 26 flights are taken into account, we are now producing a total of 158 extra flights per week. Our new offensive programme, Focus East, is a rapidly and consistently implemented framework for our specialisation in Central and Eastern Europe, designed to coincide with the expansion of the European Union into that region. In addition to this, we launched our daily programme of direct flights from Bratislava to London, Paris and Brussels on 1 May this year. By operating services to no fewer than 38 destinations, we are both developing our position of market leadership to and from Central and Eastern Europe and expanding the powerful advantage we already hold over the competitors in this, our specialist region.

In Asia, too, we have recently achieved a noteworthy market position; following the merger of Air France and KLM, the Austrian Airlines Group has risen to become the European no. 4 in terms of traffic to/from Asia.

Our earnings and the result from operating activities of EUR –18.9m (adjusted to account for exceptionals: EUR –8.5m) proceeded according to plan in the first half-year. Due to the drastic increase in crude oil prices, the price of jet fuel rose accordingly. As it is not possible, due to the intense level of competition that currently characterises the market, to incorporate such high fuel prices into ticket prices, the Austrian Airlines Group has been forced to introduce a fuel surcharge of EUR 6.00 per flight on all scheduled flight tickets.

Yields continue to come under pressure. For 2004 as a whole, we expect to see a fall adjusted for structural effects (assuming similar growth in short, medium and long haul routes) of approximately 7 %, which will be offset by an increased load factor and further cost reductions.

The harmonisation of the fleet also continues apace. Following our order for nine value-for-money Fokker 100 aircraft,

Austrian

which will now be operated with the Fokker 70 model within the Tyrolean Airways fleet family, we will gradually be able to retire the MD-80 fleet. With our order for an additional Boeing 737-800, the sale of two Boeing 737-400 and the retirement of one Boeing 737-300, the Boeing 737 fleet will be standardised by 2005.

The Star Alliance continues to build upon its position as the world's largest airline alliance, and will take on two new partner airlines, the Portuguese national carrier TAP and South African Airways, in the near future.

Vagn Soerensen	Walter Bock	Josef Burger	Thomas Kleibl

Business Trends

The present interim financial statement has been prepared according to the same accounting methods as the annual financial statements as at 31 December 2003.

Increase in revenue

Stronger levels of demand meant that flight revenue in the first half-year rose by 12.0 %, from EUR 877.1m to EUR 982.4m. Other revenue fell due to losses incurred due to the reporting date valuation of liabilities held in foreign currency. The operating revenue of the Austrian Airlines Group rose by 0.2 % or EUR 2.0m to reach EUR 1,068.7m.

Expenses at same level as previous year

Operating expenses in the reporting period reached EUR 1,087.6m, which translates into a reduction of 0.2 % or EUR 2.4m. This reduction has been achieved despite a disproportionate increase in fuel costs (EUR +19.0m or +17.5 %) compared to the rise in ASKs (+15.2 %).

When adjusted to account for reversals of impairment losses according to IAS 36 (Impairment) amounting to EUR 18.2m, operating expenditure rose by just 8.3 % in the first six months of the year, despite the fact that available seat kilometers increased by 15.2 %. As a result, unit costs fell by 6.4 % compared to the previous year (full year 2003: –5,1 %, full year 2002: –4,3 %).

Other disposal costs of aircraft resulted from expenditure on technical modifications necessary for the orderly disposal of aircraft in accordance with agreed contractual conditions.

Improvement in result

Compared to the figure for the comparable period the previous year, the result for the first half-year improved markedly. The EBIT rose by EUR 4.4m to EUR –18.9m, while the adjusted EBIT improved more strongly still, rising from EUR –52.5m to EUR –8.5m (EUR +44.0m). Profit before tax reached EUR –27.5m, following a figure of EUR –28.6m the previous year (adjusted: EUR –18.3m, compared to EUR –60.0m last year).

Cash flows from operating activities stable

Cash flows from operating activities were stable in the reporting period and reached EUR 146.1m after EUR 149.0m last year. Cash and cash equivalents fell due to a transfer of securities according to IAS 7.7 from Current assets into Non-current assets.

Strategic fleet adjustment continued

Investments in tangible and intangible assets in the first half-year of 2004 rose to EUR 116.6m from EUR 55.9m last year. In the first half-year, two modern Airbus A319, one Canadair RJ aircraft and five Fokker 100 were newly incorporated into the fleet. This means that, by 30 June, almost two-thirds of total planned tangible investments for 2004 had already been made. The third Airbus A319 was integrated into the fleet in July.

The company took a number of important steps in the report period designed to achieve strategic fleet and business segment adjustment. To ensure that it is ideally positioned to benefit from further

growth in future, the Austrian Airlines Group has decided to purchase nine reasonably priced medium haul Fokker 100 jets, as well as taking out six further options on the same type of aircraft. At the same time, four MD-87 aircraft are to be retired from service by the end of the year. The Austrian Airlines Group has already taken on five Fokker 100 aircraft; these are currently being subjected to an overhaul. The first of these Fokker 100 aircraft had already entered regular scheduled service by the end of July. The remaining four aircraft will be delivered between September and December 2004. Furthermore, an additional Boeing 737-800 has been ordered for Lauda Air, with delivery due in July 2005. Two Boeing 737-400 have been sold and will be removed from service with the company, together with a Boeing 737-300, by the end of 2005.

As the Group continued to pursue its policy of reducing unnecessary capacity and cutting down on idle costs, one Boeing 737, three Boeing 767, one Dash-8 (with purchase agreement) and three Embraer 145 aircraft were leased out as at 30 June.

Segment Reporting

Under IFRS, the business segments of the Austrian Airlines Group are divided into the individual segments of scheduled, charter and complementary services.

Capacity on **scheduled services** increased strongly in the first half-year of 2004 compared to the previous year, when performance was extremely weak due to the Iraq conflict and the SARS outbreak. Available seat kilometers rose by 18.5 %. Revenue passenger kilometers – used as a measure of demand – increased at the disproportionate rate of 28.0 %. As a result of this trend, the passenger load factor increased by 5.3 percentage points to 71.2 %. The number of passengers carried increased by 15.4 % to 3,753,751. Total revenue in the scheduled segment reached EUR 875.1m, following EUR 768.9m the previous year (+13.8 %). The unadjusted EBIT rose from EUR –20.1m to EUR –10.2m.

In the **charter services segment**, the company expanded levels of production slightly, with available seat kilometers rising by just 1.1 %. Revenue passenger kilometers increased at an above-average rate, by 2.6 %. The low level of increase is the result of a shift away from the charter to the scheduled service segment; since the 2003 summer flight schedule, for example, routes to Canada have been categorised as scheduled business. Total revenue in the charter segment was EUR 107.3m, compared to EUR 108.2m the previous year. The unadjusted EBIT fell to EUR –10.9m from EUR –4.4m for the comparable period in 2003.

The **complementary service segment** (which includes catering, third party handling and aircraft leasing) recorded revenues of EUR 65.4m (+1.9 %) in the first half-year. The unadjusted EBIT reached EUR 2.2m, following EUR 1.2m for the same period the previous year.

Taken by **geographical segment**, scheduled services demonstrated a significant revival in demand. In the medium haul segment, the Group reported a series of clear increases, primarily on routes into Central and South-Eastern Europe, Southern and Western Europe, Scandinavia, Switzerland and the Middle East. When adjusted to take structural route shifts into account, Germany also reported growth in passenger volume. On long haul

routes to North America, the Far East and Australia, there was also clear growth compared to the previous year. The charter segment improved in the first half-year of 2004. The expansion in medium haul business was particularly successful on routes to Portugal, Ireland and Egypt. On long haul routes, traffic to Colombo and Male expanded especially sharply.

Austrian Airlines on the Capital Market

Strong recovery in Austrian Airlines share price

The share price of Austrian Airlines has risen sharply since the beginning of 2004, reaching a level of EUR 13.60. In January, a number of key investment banks upgraded their recommendation from 'neutral' to 'buy'. In the second quarter, uncertainty about the continued economic recovery and the possibility of interest rate hikes in the USA, as well as the rise in crude oil prices, led to a consolidation on stock markets. Since closing at the end of 2003 at EUR 6.52, the Austrian Airlines share price has recovered to reach EUR 11.79 as at 30 July.

Cancellation of dividend for 2003

The financial strategy of the Austrian Airlines Group aims to achieve lasting restructuring of the result from operating activities and a clear reduction in the debt level and net gearing. Despite the significant reductions achieved to date, the level of net gearing at the Group continues to be too high.

Due to the lack of a balance sheet profit at the parent company, moreover, it will not be possible to pay a dividend. In the medium term, however, the turnaround is designed to benefit shareholders by paying appropriate dividends.

Investor Relations – comprehensive information for the financial community

The Investor Relations strategy of the Austrian Airlines Group is designed to provide the financial community with a wide range of information, openness and clarity. Recently, management has directly informed institutional investors, analysts and private shareholders about the corporate trend and perspectives of the Austrian Airlines Group at a number of national and international events. An 'Investor Day' was held in May, prompting keen interest amongst analysts and investors from Austria and around the world.

The report period witnessed a number of regroupings amongst free float shareholders. B & C Holding placed approximately 7.5 % of its shares in Austrian Airlines with international institutional investors. This widening in the shareholder structure generated an increase in the liquidity of AUA shares. The continuing broad distribution of the shares is testimony to the high levels of interest and confidence of international investors in the Austrian Airlines Group as an acknowledgement of the consistent reorganisation of the company.

Financial Calender

Publication of Third Quarter Results	4. November 2004

Austrian

IFRS Consolidated Income Statement

EURm		1-6/2004	1-6/2003	+/- %	4-6/2004	4-6/2003	+/- %
Flight revenue		982.4	877.1	12.0	541.5	460.5	17.6
Other revenue		65.4	64.2	1.9	35.3	32.8	7.6
Revenue		1,047.8	941.3	11.3	576.8	493.3	16.9
Changes in inventories		0.3	2.0	-85.0	0.2	0.8	-75.0
Result from disposal of non-current assets		-2.0	-0.6	-	-0.9	0.1	-
Other operating income [1]		22.6	124.0	-81.8	27.9	63.0	-55.7
Operating revenue		1,068.7	1,066.7	0.2	604.0	557.2	8.4
Expenses for materials and services		621.1	569.7	9.0	338.9	285.3	18.8
Personnel expenses		224.2	207.4	8.1	114.6	102.9	11.4
Other operating expenses [2]		117.5	106.2	10.6	60.9	48.6	25.3
EBITDAR		105.9	183.4	-42.3	89.6	120.4	-25.6
EBITDAR adjusted [3]		128.8	85.1	51.4	86.4	67.4	28.2
Depreciation and amortisation [4]		86.7	177.7	-51.2	47.5	81.4	-41.6
Rentals		38.1	29.0	31.4	20.2	14.6	38.4
Operating expenses		1,087.6	1,090.0	-0.2	582.1	532.8	9.3
Result from operating activities (EBIT)		-18.9	-23.3	18.9	21.9	24.4	-10.2
Result from operating activities (EBIT) adjusted [5]		-8.5	-52.5	83.8	19.3	-1.6	-
Result from associates		-0.1	0.5	-	-0.2	0.5	-
Financial expenses		-23.7	-27.3	13.2	-10.5	-11.2	6.2
Financial income		12.6	14.7	-14.3	6.8	7.0	-2.9
Profit from the disposal of financial assets		1.4	2.2	-36.4	1.1	0.4	-
Other financial expenses and income		1.2	4.6	-73.9	1.0	3.6	-72.2
Financial result		-8.6	-5.3	-62.3	-1.8	0.3	-
Profit/Loss before tax		-27.5	-28.6	3.8	20.1	24.7	-18.6
Profit/Loss before tax adjusted [5]		-18.3	-60.0	69.5	16.6	-1.7	-
Income taxes		-13.0	0.6	-	-13.0	0.7	-
Profit/Loss after tax		-40.5	-28.0	-44.6	7.1	25.4	-72.0
Profit/Loss after tax adjusted [6]		-11.4	-59.4	80.8	23.5	-1.0	-
Minority interests		-0.5	0.1	-	-0.2	0.1	-
Net profit / net loss for the period		-41.0	-27.9	-47.0	6.9	25.5	-72.9
Earnings per share	EUR	-1.27	-0.86	-47.7	0.21	0.79	-73.4
Diluted earnings per share	EUR	-1.21	-0.82	-47.6	0.20	0.75	-73.3

1 Inclusive of profits/losses from exchange rate valuations at the reporting date (2004: EUR -20.9m, 2003: EUR 98.9m)
2 Inclusive of disposal costs aircraft (2004: EUR 5.7m, 2003: EUR 0.0m)
3 Adjusted for profits/losses from the disposal of assets and for exchange rate valuations at the reporting date
4 Inclusive of revaluations according to IAS 36, Impairment (2004: EUR -18.2m, 2003: EUR 69.1m)
5 Adjusted for profits/losses from the disposal of assets, for exchange rate valuations at the reporting date and revaluations of aircraft
6 Adjusted for profits/losses from the disposal of assets, for exchange rate valuations at the reporting date, revaluations of aircraft and changes in corporate tax rates (from 34% to 25%, 2004: EUR 19.9m, 2003: EUR 0.0m)

Austrian

IFRS Consolidated Balance Sheet

Assets

EURm	30.6.2004	31.12.2003	+/-%	30.6.2003	+/-%
Intangible assets	26.0	29.4	-11.6	31.0	-16.1
Aircraft	2,503.7	2,468.7	1.4	2,511.5	-0.3
Other tangible assets	165.5	170.0	-2.6	133.6	23.9
Investments in associates	17.3	17.4	-0.6	8.1	-
Other financial assets	241.2	213.9	12.8	253.6	-4.9
Other non-current assets	76.0	69.1	10.0	92.8	-18.1
Deferred tax assets	115.8	128.8	-10.1	109.6	5.7
Non-current assets	3,145.5	3,097.3	1.6	3,140.2	0.2
Inventories	48.3	51.3	-5.8	50.3	-4.0
Trade receivables	186.4	139.4	33.7	169.6	9.9
Other current assets	70.0	69.4	0.9	63.9	9.5
Short-term investments	29.5	52.1	-43.4	90.1	-67.3
Cash on hand and at bank	140.6	136.6	2.9	223.6	-37.1
Current assets	474.8	448.8	5.8	597.5	-20.5
Total assets	3,620.3	3,546.1	2.1	3,737.7	-3.1

Shareholders' equity and liabilities

EURm	30.6.2004	31.12.2003	+/-%	30.6.2003	+/-%
Issued share capital	247.2	247.2	0.0	247.2	0.0
Reserves	353.0	311.5	13.3	309.8	13.9
Net profit / net loss for the period	-41.0	45.8	-	-27.9	-47.0
Shareholders' equity	559.2	604.5	-7.5	529.1	5.7
Minority interests	1.4	1.6	-12.5	3.5	-60.0
Provisions	445.8	419.6	6.2	403.3	10.5
Interest-bearing liabilities	1,672.8	1,627.8	2.8	1,839.7	-9.1
Other liabilities	26.0	26.9	-3.3	57.3	-54.6
Non-current liabilities	2,144.6	2,074.3	3.4	2,300.3	-6.8
Provisions	375.8	378.2	-0.6	380.5	-1.2
Interest-bearing liabilities	270.6	308.2	-12.2	311.0	-13.0
Income tax liabilities	4.5	4.6	-2.2	4.5	0.0
Other liabilities	264.2	174.7	51.2	208.8	26.5
Current liabilities	915.1	865.7	5.7	904.8	1.1
Total shareholders' equity and liabilities	3,620.3	3,546.1	2.1	3,737.7	-3.1

IFRS Statement of Changes in Shareholders' Equity

EURm	Issued share capital	Capital reserves	Retained earnings incl. Net loss for the period	Total
Shareholders' equity at 31.12.2001	247.2	278.0	31.8	557.0
Net loss for the period			-27.9	-27.9
as at 30.6.2003	247.2	278.0	3.9	529.1
Shareholders' equity at 31.12.2003	247.2	278.0	79.3	604.5
Other changes			-4.3	-4.3
Net loss for the period			-41.0	-41.0
as at 30.6.2004	247.2	278.0	34.0	559.2

Austrian

IFRS Cash Flow Statement

EURm	1-6/2004	1-6/2003	+/- %	4-6/2004	4-6/2003	+/- %
Profit/Loss before tax	-27.5	-28.6	3.8	20.1	24.7	-18.6
Depreciation of non-current assets	86.7	177.7	-51.2	47.5	81.4	-41.6
Result from sale of non-current assets	2.0	1.5	33.3	0.9	0.8	12.5
Result from associates	0.1	-0.5	-	0.0	-0.5	-
Net interest	11.1	12.6	-11.9	3.7	4.2	-11.9
Income taxes paid	-0.1	-0.1	-	-0.1	0.0	-
Changes in inventories	3.0	-2.4	-	-5.1	-8.9	42.7
Changes in assets	-57.5	25.7	-	-13.0	23.6	-
Changes in provisions	23.8	58.8	-59.5	-16.1	17.1	-
Changes in liabilities (excl. financial liabilities)	83.6	3.2	-	51.3	13.5	-
Other non-cash changes	20.9	-98.9	-	-4.1	-53.6	92.4
Cash flows from operating activities	146.1	149.0	-1.9	85.1	102.3	-16.8
Investments in tangible and intangible assets	-116.6	-55.9	-	-35.1	-8.9	-
Increase in Other financial assets	-24.3	0.0	-	-24.3	0.0	-
Income from sale of non-current assets	0.8	20.1	-96.0	0.0	8.2	-
Financial income	12.6	14.7	-14.3	6.8	7.0	-2.9
Cash flows from investing activities	-127.5	-21.1	-	-52.6	6.3	-
Change in interest-bearing liabilities	-13.5	-22.0	38.6	-9.1	-21.1	56.9
Financial expenses	-23.7	-27.3	13.2	-10.5	-11.2	6.2
Cash flows from financing activities	-37.2	-49.3	24.5	-19.6	-32.3	39.3
Change in cash and cash equivalents	-18.6	78.6	-	12.9	76.3	-83.1
Cash and cash equivalents at beginning of period	188.7	235.1	-19.7	157.2	237.4	-33.8
Cash and cash equivalents at end of period	170.1	313.7	-45.8	170.1	313.7	-45.8

Austrian

Employees

Employees	1-6/2004	1-6/2003	+/- %	4-6/2004	4-6/2003	+/- %
Average	7,428	7,174	3.5	7,606	7,110	7.0
End of period	7,674	7,099	8.1	–	–	–

Traffic Statistics (Scheduled and Charter traffic)

Scheduled traffic		1-6/2004	1-6/2003	+/- %	4-6/2004	4-6/2003	+/- %
Passengers carried		3,753,751	3,252,733	15.4	2,049,871	1,721,816	19.1
Block hours		129,341	115,644	11.8	67,330	56,485	19.2
Revenue passenger kilometers	(000)	8,109,142	6,337,599	28.0	4,411,833	3,232,405	36.5
Available seat kilometers	(000)	11,394,448	9,618,240	18.5	6,162,076	4,817,681	27.9
Passenger load factor	in %	71.2	65.9	5.3P.	71.6	67.1	4.5P.
ATK	(000)	1,578,517	1,322,125	19.4	855,084	663,301	28.9
RTK	(000)	1,097,380	881,479	24.5	594,135	449,940	32.0
Overall load factor	in %	69.5	66.7	2.8P.	69.5	67.8	1.7P.
Freight tons		68,963	60,217	14.5	36,264	30,323	19.6

Charter traffic		1-6/2004	1-6/2003	+/- %	4-6/2004	4-6/2003	+/- %
Passengers carried		663,379	593,460	11.8	427,058	381,532	11.9
Block hours		19,773	18,955	4.3	11,130	10,367	7.4
Available seat kilometers	(000)	2,228,345	2,204,838	1.1	1,151,489	1,038,688	10.9

Total		1-6/2004	1-6/2003	+/- %	4-6/2004	4-6/2003	+/- %
Passengers carried		4,417,130	3,846,193	14.8	2,476,929	2,103,348	17.8
ATK	(000)	1,839,433	1,588,387	15.8	985,786	779,867	26.4
RTK	(000)	1,268,337	1,058,221	19.9	680,349	523,671	29.9

Capital market figures

Capital market figures		1-6/2004	1-6/2003	+/- %	4-6/2004	4-6/2003	+/- %
Reuters code		AUAV.VI					
Share price High	EUR	13.60	7.89	–	13.60	7.89	–
Share price Low	EUR	6.57	5.71	–	9.98	5.75	–
Share price (end of period)	EUR	12.21	6.85	–	12.21	6.85	–
Market capitalisation (end of period)	EURm	415.1	232.9	–	415.1	232.9	–
Turnover on Vienna Stock Exchange	EURm	292.8	33.6	–	93.1	19.3	–